EXHIBIT 99.1

Evaxion significantly expands vaccine development collaboration with MSD

  Agreement provides MSD with options to license Evaxion’s preclinical, AI-designed vaccine candidates EVX-B2 and EVX-B3
  Evaxion will host a conference call and webcast to discuss the agreement on September 27, 2024

COPENHAGEN, Denmark, Sept. 26, 2024 (GLOBE NEWSWIRE) -- Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, today announced that it has entered into an option and license agreement with MSD (tradename of Merck & Co., Inc., Rahway, NJ, USA) for two preclinical vaccine candidates. The agreement expands the companies’ current collaboration and carries significant value for Evaxion.

Under the terms of the agreement, Evaxion has granted MSD an option to exclusively license Evaxion’s preclinical vaccine candidates EVX-B2 and EVX-B3. EVX-B2 is a protein-based candidate for Gonorrhea and EVX-B3 targets an undisclosed infectious agent. In return, Evaxion receives an upfront payment of $3.2 million and up to $10 million in 2025, contingent upon MSD exercising its option to license either one or both candidates. In addition, Evaxion is eligible for development, regulatory and sales milestone payments with a potential value of up to $592 million per product, as well as royalties on net sales.

“This expanded collaboration with MSD, a world leader in vaccine development and commercialization, is truly transformative for Evaxion. It provides strong validation of our AI-Immunology™ platform and novel vaccine candidates. The agreement follows our strategy of leveraging external collaborations to unlock the value of our technology while advancing our innovative pipeline to create long-term value for patients and our shareholders,” says Christian Kanstrup, CEO of Evaxion.

“Vaccines offer a powerful option for reducing the impact and spread of infectious diseases,” said Tarit Mukhopadhyay, Vice President, Head of Infectious Diseases and Vaccine Discovery, MSD Research Laboratories. “We are excited to expand our collaboration with Evaxion with a focus on advancing EVX-B2 and EVX-B3 into clinical development.”

Evaxion and MSD have been collaborating on EVX-B3 since 2023. Also in 2023, MSD, through its Global Health Innovation Fund (MGHIF), led a private placement round of financing for Evaxion to become the company’s single largest shareholder. MGHIF also participated in Evaxion’s public offering in February this year.

Conference call and webcast
Evaxion’s Executive Management will host a conference call and webcast on September 27, 2024, at 14.00 CEST/08.00 EDT, presenting the new agreement as well as discussing other recently achieved company milestones. The call will include a Q&A session.

To join the conference call, listen to the presentation and ask verbal questions, please register in advance via this link to receive the dial-in telephone numbers and a unique pin code. The call can be accessed 15 minutes prior to the start of the live event.

To join the webcast, please click on this link. The webcast recording will be available on our website shortly after the event.

Contact information
Evaxion Biotech A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion-biotech.com

About EVAXION
Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from the worldwide ongoing COVID-19 pandemic and the ongoing conflict in the region surrounding Ukraine and Russia and the Middle East; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.

Source: Evaxion Biotech